UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         Commission file Number: 0-29712


                              DOREL INDUSTRIES INC.
--------------------------------------------------------------------------------
                    For the three months ended March 31, 2003





          1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4
--------------------------------------------------------------------------------




Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F           Form 40-F |X|


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes |_|           No |X|


            DOREL
LES INDUSTRIES DOREL INDUSTRIES, INC.

                                            C O M M U N I Q U E

                              DOREL'S EARNINGS INCREASE 22% IN FIRST QUARTER


JUVENILE                            o    Sales up over 8%
                                    o    Ampa Group acquisition fueling growth
Cosco

Safety 1st                 Montreal,  April  30,  2003 - Dorel  Industries  Inc.
                           (TSX: DII.A..  DII.B; NASDAQ:  DIIBF) today announced
Maxi Cosi                  another   record   first   quarter  and  said  it  is
                           maintaining  its guidance for fiscal 2003 of earnings
Quinny                     between  US$2.45 to US$2.56 per share.  Sales for the
                           firstt  quarter  ended March 31, 2003 were up 8.6% to
Baby Relax                 US$276.9  million,  compared  to the  US$255  million
                           posted  a  year  ago.  Earnings  rose  significantly,
Babideal                   increasing  22.4% to US$19.2  million or US$0.60  per
                           share,  compared  to US$15.7  million or US$0.55  per
MonBebe                    share in the first quarter of 2002.

Bebe Confort               "These results  clearly  demonstrate  the benefits of
                           Dorel's growth  strategy,"  commented Dorel President
                           and CEO Martin Schwartz.  "Our acquisition of the Amp
HOME FURNISHINGS           Group in France this  February  has proven to be most
                           timely and  beneficial.  Ampa's solid  performance in
Ameriwood                  Europe  compensated  for  the  continuing  U.S.  soft
                           retail environment that affected sales,  particularly
Ridgewood                  in our North American juvenile  segment.  While North
                           America continues to account for the vast majority of
Dorel Home Products        Dorel's  sales,  our stronger  presence in Europe now
                           provides sizeable growth  potential.  Sales in Europe
Cosco Home Office          accounted  for  over  20%  of  overall  sales  in the
                           quarter.   We  fully   expect   a  more   diversified
Dorel Asia                 geographic  distribution of sales and retail customer
                           base with Ampa.  This has  already  shown that it can
                           buffer weakness elsewhere."

 EXCHANGES                 First  quarter  results  include   approximately  two
                           months of Ampa Group results.

CANADA:                    Full  results for the first  quarter  ended March 31,
Toronto                    2003 were as follows.
Stock Exchange:
DII.A, DII.B

                           --------------------------------------------------------------------------------
U.S.A.:                                             Summary of Financial Highlights
NASDAQ:                    --------------------------------------------------------------------------------
DIIBF                                                First quarter ended March 31
                           --------------------------------------------------------------------------------
CONTACT:                              All figures in thousands of US $ - except per share amounts
Maison Brison
Rick Leckner                                                            2003         2002     Change %
(514) 731-0000             --------------------------------------------------------------------------------
Dorel Industries Inc.      Revenue                                    276,886      254,983      8.6%
Jeffrey Schwartz           Net income                                  19,249       15,728     22.4%
(514) 934-3034
                              Per share - Basic                          0.61         0.56      8.9%

                              Per share - Diluted                        0.60         0.55      9.1%
                           --------------------------------------------------------------------------------
                           Average number of shares outstanding -
                           diluted weighted average                32,191,725   28,665,421
                           --------------------------------------------------------------------------------

Modified Reporting for Operating Segments
As announced in January, Dorel has modified the manner in which it reports its operating segments. The Ready-to-Assemble Furniture and Home Furnishing segments have been combined and are now referred to as Home Furnishings. Juvenile continues to report separately.

Juvenile
Juvenile sales were up 12.2% to US$165.9 million during the first quarter of 2003 compared to the corresponding period a year ago, while earnings from operations jumped 36.2% to US$19 million.

While the weak U.S. economy continued to affect consumer spending and resulted in lower North American sales, several initiatives resulted in an increase in gross profit at Dorel Juvenile Group, North America. Operations in Europe significantly contributed to the quarter's success. The Ampa Group performed well and Maxi's popular products continued to drive sales. With last year's operational issues at Maxi much improved, the division was also a solid contributor.

Product development provided an on-going flow of new items. As an example, during the first quarter a full line of new strollers was introduced for the U.S. market. Additional items will be rolled out later this week as Dorel participates in the annual Juvenile Products Manufacturer's Association (JPMA) show in Dallas, Texas.

Home Furnishings
Year over year sales grew 3.9% to US$111 million, while earnings from operations were up 10.5% to US$15.6 million.

Ready-to-assemble (RTA) furniture sales were on target despite the challenging environment. New collections featuring solid wood components were presented at the spring High Point show and are expected to open new avenues of distribution for Ameriwood. "RTA has demonstrated that it can manage its business in difficult times and still, position itself for growth when the economy finally picks up," commented Mr. Schwartz.

Futon sales remained strong and were ahead of last year. Cosco Home & Office experienced robust sales, driven by new product launches, including a promising moulded table line as well as stackable chairs in the commercial/office channel being marketed under the Samsonite label.

Outlook
"Despite the reality of the difficult U.S. retail climate, Dorel's various operations have combined to deliver another solid period. We have not yet seen the needed turn in the retail sector and will continue to drive costs down at all levels to offset, as much as possible, any weakness in North America.

We are particularly pleased with the Ampa Group, which has been immediately accretive to earnings, and has performed beyond our initial expectations. After only two months of operations within Dorel, we have identified further opportunities to benefit both Ampa and Maxi and capture additional market share in Europe," commented Mr. Schwartz.

Annual General Meeting
Dorel will hold its Annual General Meeting in Montreal on Wednesday, May 28, 2003 at 11 AM at the Omni Hotel, located at Sherbrooke and Peel Streets.

Complete   financial   statements  are  available  on  the  Company's   website,
WWW.DOREL.COM, and will be available through the SEDAR and EDGAR websites.

CONFERENCE CALL

Dorel Industries Inc. will hold a conference call to discuss these results today at 1:00 P.M. Eastern Time. Interested parties can join the call by dialing (514) 807-8791 (Montreal or overseas) or (800) 814-4861 (elsewhere in North America). The conference call can also be accessed via live webcast at www.newswire.ca or www.q1234.com.

If you are unable to call in at this time, you may access a tape recording of the meeting by calling 1-877-289-8525 and entering the passcode 250216# on your phone. This tape recording will be available on Wednesday, April 30 as of 3:00 P.M. until 11:00 P.M. on Monday, May 5.

PROFILE

Dorel Industries Inc. is a global manufacturer of consumer products. It specializes in two market segments: juvenile products and home furnishings. Dorel's extensive product offering includes juvenile products such as infant car seats, strollers, high chairs, toddler beds, cribs, infant health and safety aids, play-yards and juvenile accessories; home furnishings such as a wide variety of Ready-to-Assemble (RTA) furniture for home and office use as well as metal folding furniture, futons, step stools, ladders and other imported furniture items.

Dorel employs approximately 4,500 people in fourteen countries. Major North American facilities are located in Montreal, Quebec; Cornwall, Ontario; Columbus, Indiana; Wright City, Missouri; Tiffin, Ohio; Dowagiac, Michigan; and Canton, Massachusetts. The Company's major divisions in the United States include Ameriwood Industries and the Dorel Juvenile Group (DJG USA), which incorporates the Cosco and Safety 1st brand names. In Canada, Dorel operates Ridgewood Industries and Dorel Home Products. European operations are carried out through the Dorel Juvenile Group (DJG Europe) located in Holland and the Ampa Group which has major facilities in France, Italy and Portugal. Brand names marketed in Europe are Maxi-Cosi, Bebe Confort, Quinny, Safety 1st, Babideal, MonBebe and Baby Relax. Dorel's imported furniture business is carried out through Dorel Asia.

Forward-Looking Statements
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

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

                              DOREL INDUSTRIES INC.
                           CONSOLIDATED BALANCE SHEET
                        AS AT MARCH 31, 2003 (unaudited)
           ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS

                                                     as at              as at              as at
                                                March 31, 2003    December 30, 2002    March 31, 2002
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                              30,977              54,450              16,728
  Funds held by ceding insurer                           11,298              11,298                --
  Accounts receivable                                   172,410              98,267             147,958
  Inventories                                           168,406             142,157             129,334
  Prepaid expenses                                       11,754              10,465              12,777
  Future income taxes                                    11,267              11,114              10,222
                                              -----------------   -----------------   -----------------
                                                        406,112             327,751             317,019


CAPITAL ASSETS                                          119,562              95,374              96,409
GOODWILL                                                356,167             155,669             151,505
DEFERRED CHARGES                                         14,971              14,111              11,848
INTANGIBLE ASSETS                                         5,681               5,818               4,158
OTHER ASSETS                                             11,305              11,400               6,815
                                              -----------------   -----------------   -----------------
                                                        913,798             610,123             587,754
                                              =================   =================   =================

LIABILITIES
CURRENT LIABILITIES

  Bank indebtedness                                      11,583               8,346               8,563
  Accounts payable and accrued liabilities              195,145             131,805             108,291
  Income taxes payable                                    4,173              11,721               4,571
  Balance of sale                                        27,759                --                  --
  Current portion of long-term debt                       6,818               2,061               3,652
                                              -----------------   -----------------   -----------------
                                                        245,478             153,933             125,077
                                              -----------------   -----------------   -----------------


LONG-TERM DEBT                                          262,192              83,301             219,221
                                              -----------------   -----------------   -----------------
PENSION OBLIGATION                                       13,364              13,213              12,907
                                              -----------------   -----------------   -----------------
FUTURE INCOME TAXES                                       5,611               5,670               2,362
                                              -----------------   -----------------   -----------------
OTHER LONG TERM LIABILITIES                               6,898                --                  --
                                              -----------------   -----------------   -----------------

SHAREHOLDERS' EQUITY

CAPITAL STOCK                                           143,196             138,446              63,554
RETAINED EARNINGS                                       231,806             212,660             168,951
CUMULATIVE TRANSLATION ADJUSTMENT                         5,253               2,900              (4,318)
                                              -----------------   -----------------   -----------------
                                                        380,255             354,006             228,187
                                              -----------------   -----------------   -----------------

                                                        913,798             610,123             587,754
                                              =================   =================   =================

                              DOREL INDUSTRIES INC.
                        CONSOLIDATED STATEMENT OF INCOME
              FOR THE THREE MONTHS ENDED MARCH 31, 2003 (unaudited)
           ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS

                                                      2003               2002

SALES                                                276,886            254,983
                                                 -----------        -----------

EXPENSES
  Cost of sales                                      202,465            195,220
  Operating                                           34,740             26,750
  Amortization                                         7,263              5,979
  Research and development costs                       1,793              1,086
  Interest on long-term debt                           3,400              3,239
  Other interest (earned)                               (292)               (24)
                                                 -----------        -----------
                                                     249,369            232,250
                                                 -----------        -----------

Income before income taxes                            27,516             22,733

  Income taxes                                         8,267              7,005
                                                 -----------        -----------

NET INCOME                                            19,249             15,728
                                                 ===========        ===========

EARNINGS PER SHARE
  Basic                                                 0.61               0.56
                                                 ===========        ===========
  Diluted                                               0.60               0.55
                                                 ===========        ===========

SHARES OUTSTANDING
  Basic - weighted average                        31,475,066         28,188,008
                                                 ===========        ===========
  Diluted - weighted average                      32,191,725         28,665,421
                                                 ===========        ===========

                              DOREL INDUSTRIES INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
              FOR THE THREE MONTHS ENDED MARCH 31, 2003 (unaudited)
           ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS

                                                             2003         2002
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
 Net income                                                 19,249       15,728
Adjustments for:
  Amortization                                               7,263        5,979
  Future income taxes                                          (69)       1,416
  Gain on disposal of capital assets                          (131)         (14)
                                                          --------     --------
                                                            26,312       23,109

Changes in non-cash working capital:
  Accounts receivable                                      (17,611)     (53,933)
  Inventories                                                3,717       22,906
  Prepaid expenses                                            (386)        (231)
  Accounts payable and other liabilities                     8,172        3,436
  Income taxes payable                                     (10,885)       9,734
                                                          --------     --------
                                                           (16,993)     (18,088)
                                                          --------     --------

 CASH PROVIDED BY IN OPERATING ACTIVITIES                    9,319        5,021
                                                          --------     --------

FINANCING ACTIVITIES
  Increase (decrease) in long-term debt                      5,305       (5,040)
  Issuance of capital stock                                  4,776          531
  Repurchase of capital stock                                 (129)        --
  Increase in bank indebtedness                                566          721
                                                          --------     --------
 CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES            10,518       (3,788)
                                                          --------     --------

INVESTING ACTIVITIES
  Acquisition of subsidiary company                       (247,198)        --
  Cash acquired                                              7,207         --
                                                          --------     --------
                                                          (239,991)        --
  Financed by long-term debt                               173,000         --
  Balance of sale and other amounts payable                 29,393         --
                                                          --------     --------
                                                           (37,598)        --
  Additions to capital assets - net                         (2,999)      (2,736)
  Deferred charges                                          (2,538)        (507)
  Intangible assets                                           (245)        (244)
                                                          --------     --------
 CASH USED IN INVESTING ACTIVITIES                         (43,380)      (3,487)
                                                          --------     --------

  Effect of exchange rate changes on cash                       72          343
                                                          --------     --------

 NET DECREASE IN CASH AND CASH EQUIVALENTS                 (23,473)      (1,912)

 Cash and cash equivalents, beginning of period             54,450       18,640
                                                          --------     --------

 CASH AND CASH EQUIVALENTS, END OF PERIOD                   30,977       16,728
                                                          ========     ========

                              DOREL INDUSTRIES INC.
                   CONSOLIDATED STATEMENT OF RETAINED EARNINGS
              FOR THE THREE MONTHS ENDED MARCH 31, 2003 (unaudited)
           ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS

                                                           2003            2002

BALANCE, BEGINNING OF PERIOD                             212,660         153,223

 Net income                                               19,249          15,728

 Premium paid on repurchase of shares                       (103)           --

                                                        --------        --------
BALANCE, END OF PERIOD                                   231,806         168,951
                                                        ========        ========

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                       DOREL INDUSTRIES INC.


                                       By: /s/ Martin Schwartz
                                       -----------------------------------------
                                       Martin
                                       Schwartz
                                       Title: President, Chief Executive Officer

                                       By: /s/ Jeffrey Schwartz
                                       -----------------------------------------
                                       Jeffrey Schwartz
                                       Vice-President, Finance and Secretary




Date: April 30, 2003